Exhibit (a)(1)(DDD)

Omnicare, Inc. • 100 East RiverCenter Boulevard • Covington, Kentucky 41011 • 859/392-3300 • 859/392-3360 Fax

Omnicare	news release

OMNICARE AMENDS TENDER OFFER FOR NEIGHBORCARE

Includes Revised $34.75 Per Share Cash Tender Offer

Scheduled to Expire at Midnight on July 27, 2005

COVINGTON, Ky., July 13, 2005 — Omnicare, Inc. (NYSE: OCR), a leading provider of pharmaceutical care for the elderly, today announced that, in connection with its merger agreement with NeighborCare, Inc. (NASDAQ: NCRX), it has amended its tender offer for all of the outstanding shares of NeighborCare common stock to $34.75 per share in cash, for a total transaction value of approximately $1.8 billion, which includes approximately $245 million of NeighborCare’s net debt. The amended tender offer is scheduled to expire at 12:00 midnight, New York City time on July 27, 2005, unless further extended.

NeighborCare shareholders who have already tendered their shares and have not withdrawn such shares need not take any additional action with respect to Omnicare’s amended tender offer. These shareholders will receive the increased offer price of $34.75 per share in Omnicare’s tender offer.

The Board of Directors of NeighborCare has unanimously approved the Omnicare tender offer and merger and unanimously recommends that NeighborCare shareholders tender their shares into the offer. Omnicare has been advised by NeighborCare that each of the directors and executive officers of NeighborCare intends to tender all shares owned by such persons pursuant to the tender offer. As a group, as of July 6, 2005, all of the directors and executive officers of NeighborCare own 5,289,679 shares of NeighborCare common stock. Following the completion of the tender offer, the merger agreement provides for the merger of a wholly owned subsidiary of Omnicare with and into NeighborCare, pursuant to which those shares not tendered will be converted into the right to receive $34.75 per share in cash.

The transaction will enhance Omnicare’s position as the leading provider of pharmacy services for the elderly and will bring Omnicare’s total number of beds served to nearly 1.4 million, an increase of approximately 27%. The combined company will have a nationwide network of pharmacies serving long-term care providers in 47 states and the District of Columbia. Based upon results for Omnicare and NeighborCare for the quarter ended March 31, 2005, Omnicare’s combined annualized revenues on a pro forma basis would be approximately $6.0 billion.

Dewey Ballantine LLP and Axinn, Veltrop & Harkrider LLP are acting as legal counsel to Omnicare and Lehman Brothers Inc. and Lazard are acting as financial advisors. Innisfree M&A Incorporated is acting as information agent for Omnicare’s offer.

About Omnicare, Inc.

Omnicare, Inc. (NYSE:OCR), a Fortune 500 company based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves residents in long-term care facilities comprising approximately 1,090,000 beds in 47 states in the United States and in Canada, making it the largest U.S. provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 30 countries worldwide.

Forward Looking Statements

This press release contains certain statements which are “forward-looking” statements under the federal securities laws and involve risks and uncertainties relating to the occurrence of future events. These statements include, but are not limited to, the impact of the NeighborCare acquisition on Omnicare’s earnings in 2005 and beyond; Omnicare’s ability to build upon its existing operations; geographic expansion opportunities; Omnicare’s ability to leverage services and capabilities among its national network of institutional pharmacies; Omnicare’s ability to successfully integrate this acquisition and achieve synergies; and Omnicare’s strategy in the institutional pharmacy business. Certain factors that could cause actual events not to occur as expressed in the forward-looking statements include, but are not limited to, the inability to integrate the NeighborCare acquisition as anticipated; the inability to realize expected revenues, earnings, synergies and other benefits from the NeighborCare acquisition; the performance of Omnicare’s institutional pharmacy business; business conditions in the institutional pharmacy industry generally; the inability to expand geographically as anticipated; the inability to leverage services and capabilities among Omnicare’s network of institutional pharmacies as anticipated; the effectiveness of Omnicare’s strategy in the institutional pharmacy business; and the ability of the NeighborCare acquisition to strengthen relationships with pharmaceutical and biotechnology companies. Omnicare assumes no obligation to update the forward-looking information. Other risks and uncertainties concerning Omnicare’s performance are set forth in reports and documents filed by Omnicare with the Securities and Exchange Commission from time to time. Please use caution in placing reliance on forward-looking statements.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer materials of Omnicare because they contain important information. The tender offer materials have been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these materials and other relevant documents on the SEC’s web site at: http://www.sec.gov. The tender offer materials and related documents may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

###

Contacts:

Cheryl D. Hodges	Andy Brimmer / Jamie Moser
Omnicare, Inc.	Joele Frank, Wilkinson Brimmer Katcher
(859) 392-3331	(212) 355-4449